BH SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(36,029)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in prepaid expenses and deposits		860
Change in accounts payable		(75)
NET CASH USED IN OPERATING ACTIVITIES	$	(35,244)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(35,244)
CASH AND CASH EQUIVALENTS:		
Beginning of period		62,502
End of period	$	27,258

(The accompanying notes to financial statements are an integral part of these statements.)